Exhibit 4

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (the “Corporation” or “Company”)

340 Richmond Street West

Toronto, Ontario

M5V 1X2

Item 2	Date of Material Change

February 10, 2020

Item 3	News Release

News releases were issued by the Company on February 10, 2020 through the facilities of Business Wire and were subsequently filed on SEDAR.

Item 4	Summary of Material Change

On February 10, 2020, the Company announced that it received a commitment from Cannabis Growth Opportunity Corporation (CSE: CGOC) (“CGOC”) to invest up to CDN$1,500,000 million in a non-brokered private placement offering of units with each Unit comprising of one common share in the capital of the Company and one common share purchase warrant.

In addition, on February 10, 2020, the Company also announced that CGOC and the Company have entered into subscription agreements to exchange approximately CDN$1,500,000 worth of each other’s shares.

Item 5.1	Full Description of Material Change

On February 10, 2020 the Company announced that it has received a commitment from Cannabis Growth Opportunity Corporation (CSE: CGOC) (“CGOC”) to invest up to CDN$1,500,000 million in a non-brokered private placement offering (the “Offering”) of units (the “Units”) with each Unit comprising of one common share in the capital of the Company (the “Shares”) and one common share purchase warrant (the “Warrants”). Each Warrant is exercisable into one Share at a price equal to a 25% premium to the Unit price for a period of 24 months. The Company has the right to accelerate the expiry of the Warrants to thirty (30) days following written notice to the holder if the Shares close at or above CDN$0.25 per share for a period of ten (10) consecutive trading days on the Canadian Securities Exchange.

The first tranche of the Offering for gross proceeds of approximately CDN$500,000 was completed on February 10, 2020 with 5,000,000 Units being issued by the Company at a price of CDN$0.10 per Unit. The Units expected to be sold under the second tranche for gross proceeds of approximately CDN$500,000 will be at a price of $0.10 per Unit. The Units expected to be sold under the third tranche for gross proceeds of approximately CDN$500,000 will be at a price of $0.10 per Unit. It is expected that the second and third tranches of the Offering will be completed in the next 30 days upon the Company satisfying the conditions in the subscription agreement relating to its expansion plans into Michigan.

In connection with the Offering, the Company has agreed to provide CGOC with a pre-emptive right to participate in future offerings of Company securities in order to maintain its percentage of ownership at the time of such offering. In addition, the Company has agreed to nominate one board member recommended by CGOC at future shareholder meetings that are called to elect directors and the ability, while CGOC does not have its nominee on the Company’s board, to appoint a board observer. For further details, please see the subscription agreement between the Company and CGOC dated February 10, 2020, as filed on SEDAR at www.sedar.com.

In addition, CGOC and the Company have entered into subscription agreements to exchange approximately CDN$1,500,000 worth of each other’s shares (the “Share Swap”). Under the terms of the Share Swap, Grown Rogue received 2,362,204 common shares of CGOC at a price of $0.635 per share, and CGOC received 15,000,000 Shares at a price of $0.10 per share. As part of the Share Swap, each of CGOC and Grown Rogue have signed a voting and resale agreement providing that each party will be required to vote the shares acquired under the Share Swap as recommended by the other party and will be restricted from trading the shares for a period of 18 months. For further details, please see the voting and resale agreement between the Company and CGOC dated February 10, 2020, as filed on SEDAR at www.sedar.com.

All securities issued pursuant to the Offering and Share Swap are subject to a mandatory hold period of four months and a day under applicable Canadian securities laws.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

President and Chief Executive Officer

Tel: (503) 765-8108

Item 9	Date of Report

February 20, 2020.

Cautionary Note Regarding Forward Looking Information

This report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s Listing Statement available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

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